UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition year from              to

Commission File No.   1-10275

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRINKER INTERNATIONAL, INC.

401(K) SAVINGS PLAN AND TRUST

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brinker International, Inc.

6820 LBJ Freeway

Dallas, Texas 75240

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedule* — Schedule H, line 4i — Schedule of Assets (Held at End of Year) — December 31, 2005

Supplemental Schedule* — Schedule H, line 4a — Schedule of Delinquent Participant Contributions — December 31, 2005

Exhibit — Consent of Independent Registered Public Accounting Firm

Exhibit — Certification by John Hosea, Plan Administrator of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*  All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Committee
Brinker International, Inc. 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2005 and Schedule H, line 4a-Schedule of Delinquent Participant Contributions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas
June 23, 2006

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Investments - at fair value (Note 3):
Money market	$4,065,991	$3,018,625
Mutual Funds	38,894,323	32,425,343
Common collective fund	6,260,219	5,585,169
Brinker International common stock	13,665,750	13,332,457
Participant loans	3,322,065	2,965,365

	66,208,348	57,326,959

Receivables:
Participants’ contributions	312,290	88,028
Employer contributions	45,796	13,471

	358,086	101,499

Net assets available for benefits	$66,566,434	$57,428,458

See accompanying notes to financial statements.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Additions:
Contributions:
Participant	$8,007,022	$7,099,424
Employer	978,042	950,396

	8,985,064	8,049,820

Investment income:
Net appreciation in fair value of investments	5,682,473	4,059,503

Interest and dividends	782,761	599,746

	6,465,234	4,659,249

Total additions	15,450,298	12,709,069

Deductions - benefits paid to participants	6,312,322	4,609,113

Net increase	9,137,976	8,099,956

Net assets available for benefits at beginning of year	57,428,458	49,328,502

Net assets available for benefits at end of year	$66,566,434	$57,428,458

See accompanying notes to financial statements.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

1.        DESCRIPTION OF THE PLAN

The following description of the Brinker International, Inc. (“Company” or “Brinker”) 401(k) Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Company adopted the Plan effective January 1, 1993. The Plan is a qualified defined contribution retirement plan covering salaried employees who have attained the age of twenty-one and hourly employees who have completed one year of service and have attained the age of twenty-one. Employees that are considered part of a select group of management earning at or above a targeted income level and employees that are members of a collective bargaining unit are not eligible to participate in the Plan. Additionally, leased employees, non-U.S.citizens and union employees without specific contract provisions are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The investments of the Plan are maintained in a trust (the “Trust”) by Ameriprise Trust Company (the “Trustee”).

Contributions

Participants are permitted to contribute, subject to Internal Revenue Service limitations on total annual contributions, up to 50% of their eligible base compensation and 100% of their eligible bonuses, as defined in the Plan, to various investment funds on a tax-deferred basis. Tips are excluded from the definition of eligible compensation. The Company matches in cash at a rate of 25% of the first 5% of a salaried participant’s compensation as defined in the Plan. Hourly participants do not receive matching contributions.

Participants’ Accounts

Participants’ contributions are invested in accordance with their elections in the following funds: the RVS Cash Management Fund (a money market fund), the RVS Diversified Bond Fund (invests primarily in intermediate-term corporate bonds), the American Century Equity Growth Fund (invests primarily in the equities of large-cap domestic companies), the Wells Fargo Large Company Growth Fund (invests primarily in the equities of large-cap domestic companies), the Janus Overseas Fund (invests primarily in the equities of foreign companies), the Neuberger Berman Genesis Fund (invests primarily in the equities of small-cap domestic companies),  the Brown Capital Management Small Company Fund (invests primarily in the equities of small-cap domestic companies), the River Source Trust (“RVST”), Equity Index Fund II (invests primarily in the equities of the S&P 500 Index) and the Brinker Stock Fund (consists of Company common stock and a money market fund). Company matching contributions to the Plan are also invested in accordance with participants’ elections in the above funds. Participants’ accounts are adjusted with the proportionate share of gains or losses generated by their elected investment funds.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

1.        DESCRIPTION OF THE PLAN (cont’d)

Vesting

Participants are immediately vested in their contributions and the earnings thereon. Vesting in the Company’s matching contributions is graduated at 25% annually, beginning at the end of the second year of eligible service, up to 100% after five full years of eligible service. Participants who separate from service prior to full vesting of their rights forfeit their share of the Company’s contributions to the extent that vesting had not occurred. On termination of service due to death, disability, or retirement, participants become 100% vested in their matching contributions.

On November 1, 2004, the Plan was amended to adopt a provision whereby the vested percentage of any participant who ceases to be employed by the Company because the restaurant location at which the participant is employed is refranchised shall be 100% and effective upon the date of the refranchising.

Forfeited Accounts

Forfeitures used to reduce Company contributions totaled $55,808 for the year ended December 31, 2005. Forfeited nonvested accounts totaled $47,089 and $44,730 for the years ended December 31, 2005 and 2004, respectively.

Payment of Benefits

Distributions under the Plan are made upon a participant’s death, disability, retirement, or termination of employment. Benefit payments are made in the form of a single lump sum payment, equal monthly payments for a specified period of time, or a direct rollover into an Individual Retirement Account or another qualified plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time, however the total outstanding balance of all loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from six months to 5 years or up to 15 years for the purchase of a primary residence. Maturities range from 2005 through 2020 as of December 31, 2005. The loans are secured by the participant’s account and bear interest at a rate of 1% above the prime lending rate which is determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 5.0% to 10.5% during both 2005 and 2004. Principal and interest payments are made through bi-weekly payroll deductions.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The Company pays all administrative expenses related to the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value using quoted market prices. Common collective funds are stated at estimated value. Participant loans are valued at the outstanding principal balance plus accrued interest which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

3.        INVESTMENTS

Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 were as follows:

	2005	2004
Investments at fair value:
American Century Equity Growth Fund	$8,341,292	$7,717,283
Janus Overseas Fund	9,551,013	6,643,779
Brinker Common Stock	13,665,750	13,332,457
RVS Trust Equity Index Fund II	6,260,219	5,585,169
RVS Cash Management Fund	3,604,440	*
RVS Diversified Bond Fund	3,486,684	3,248,428
Neuberger Berman Genesis Fund	8,237,911	6,187,471
Participant Loans	*	2,965,365
Wells Fargo Large Company Growth Fund	7,451,069	7,144,442

* Less than 5% of the Plan’s net assets in the applicable year

Appreciation (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:

	2005	2004
Mutual funds	$4,003,467	$2,765,746
Common Collective Fund	281,884	519,753
Brinker stock	1,397,122	774,004

	$5,682,473	$4,059,503

4.        RELATED-PARTY TRANSACTIONS

Certain Plan investments consist of common stock of the Company and mutual funds managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions.

5.        PLAN TERMINATION

Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their Company contributions.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

6.        INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 22, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement date.

7.   RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.   NON-EXEMPT TRANSACTIONS

There were unintentional delays by the Company in submitting participant contributions and loan repayments in the amount of $101,978 and $25,162 respectively, to the trustee. The Company intends to remit interest on the participant contributions and loan repayments to the Plan.

9.        SUBSEQUENT EVENTS

Change in Service Provider

Effective January 1, 2006, the Fidelity Management Trust Company (“Fidelity”) became the trustee and recordkeeper. Fidelity will perform certain recordkeeping and administrative functions for the Plan.

On January 3, 2006, the assets held by Ameriprise Trust Company (“Ameriprise”) were transferred to Fidelity. Fidelity purchased investments with investment strategies similar to the options provided by Ameriprise.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

9.        SUBSEQUENT EVENTS (cont’d)

Investments were allocated to participant accounts based on the mapping plan described below.

Ameriprise Investment Options		Fidelity Investment Options
RVS Cash Management Fund	>	Fidelity Retirement Money Market Portfolio
RVS Diversified Bond Fund	>	PIMCO Total Return Fund
American Century Equity Growth Fund	>	50% American Beacon Large Cap Value Fund
	>	50% Fidelity Contrafund
RVS Trust Equity Index Fund II	>	Spartan U.S Equity Index Fund
Wells Fargo Large Company Growth Fund	>	Fidelity Contrafund
Brown Capital Management Small Company Fund	>	Buffalo Small Cap Fund
Janus Overseas Fund	>	American Funds EuroPacific Growth Fund
Neuberger Berman Genesis Fund	>	Neuberger Berman Genesis Fund
Brinker Common Stock Fund	>	Brinker Common Stock Fund

Participation in the Plan

Effective January 1, 2006 through March 31, 2006, an employee will become a participant immediately following the date the employee completes one year of eligible service (at least 1,000 hours) and attains the age of twenty-one. If an employee is not a part of an excluded class at December 31, 2005 and has an account balance in the Plan on such date, then the employee is eligible to participate commencing with the first payroll period beginning on or after January 1, 2006. Effective April 1, 2006, an employee will become a participant on the first of the month following attainment of the eligibility criterion.

Catch up contributions

Effective January 1, 2006, eligible participants age 50 or older by the end of a calendar year will be permitted to make catch-up contributions to the Plan up to the deferral amount allowed by the IRC.

After-tax Contributions

Effective January 1, 2006, active hourly-tipped participants may elect to make voluntary after-tax contributions for each pay period prior to the participant’s termination of employment under the Plan. The employee contributions may be made only from the participant’s compensation representing tip income that is not paid through the Company’s payroll and may contribute up to 100% of such tip income. An active participant may not make contributions for any period in which such person is not accruing hours of service with the Company. All employee contributions will be fully vested at all times.

Company Match

Effective January 1, 2006, the Company will match in cash at a rate of 100% of the first 3% of pay and 50% of the next 2% of pay for a participant’s compensation as defined in the Plan up to the maximum deferrable amount allowed by the IRC.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

9.        SUBSEQUENT EVENTS (cont’d)

Vesting

Effective January 1, 2006, an eligible participant will become 100% vested in employer matching contributions.

Distributions

Effective January 1, 2006, installment payments and in-kind distributions of Company stock will no longer be allowed as forms of payment under the Plan for distributions requested starting on or after January 1, 2006.

Schedule I

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issue, borrower or similar party	Description of investment	Market Value

Money market:
*RVS Cash Management Fund	3,604,440 shares	$3,604,440

*RVST Money Market Fund II	458,482 shares	458,482

Principal Cash	3,069 shares	3,069

		4,065,991

Mutual funds:

*RVS Diversified Bond Fund	726,393 shares	3,486,684

American Century Equity Growth Fund	357,229 shares	8,341,292

Janus Overseas Fund	300,063 shares	9,551,013

Neuberger Berman Genesis Fund	169,679 shares	8,237,911

Brown Capital Management Small Company Fund	58,462 shares	1,826,354

Wells Fargo Large Company Growth Fund	151,321 shares	7,451,069

		38,894,323

Common collective fund:
*RVS Trust Equity Index Fund II	170,844 shares	6,260,219

*Brinker Common Stock (Cost Basis $4,968,066)	353,470 shares	13,665,750

*Loans from participants	Interest rates ranging from 5.0% to 10.5% & maturity dates of 2005 through 2020.	3,322,065

Total		$66,208,348

*Party-in-interest

Cost column not required — participant directed

See accompanying report of independent registered public accounting firm

Schedule II

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Schedule H, line 4a — Schedule of Delinquent Participant Contributions
December 31, 2005

	(b)		(d)
(a)	Relationship to plan	(c)	Amount	(e)
Identity of	employer or other	Description of transaction	on line	Lost
Party involved	party-in-interest	including rate of interest	4(a)	Interest
Brinker International	Plan Sponsor	2005 participant contributions and loan repayments were not deposited to Plan in a timely manner.	$127,140	$225

There were unintentional delays by the Company in submitting participant contributions and loan repayments in the amount of $101,978 and $25,162 respectively, to the trustee. On June 30, 2006 interest on the participant contributions and loan repayments in the amount of $225 is scheduled to be transmitted to the trustee.

See accompanying independent auditor’s report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRINKER INTERNATIONAL, INC.
401(K) SAVINGS PLAN AND TRUST

Date:	June 28, 2006	By:	/s/ JOHN HOSEA
John Hosea
Plan Administrator